March 28, 2019

Micha Kaufman
Chief Executive Officer
Fiverr International Ltd.
8 Eliezer Kaplan St.
Tel Aviv 6473409, Israel

       Re: Fiverr International Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 18, 2019
           CIK No. 0001762301

Dear Mr. Kaufman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       References to prior comments are to those in our letter dated February 28, 2019.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. In response to prior comment 5, you noted that you do not view the number of active sellers as a meaningful metric. Given your disclosure that your platform had more than
       830,000 sellers since inception and "hundreds of thousands of sellers" in 2018, it appears that additional context regarding the number of active sellers in 2018 may be helpful to an understanding of the company's business and revenue that you generated from these sellers. Please revise.
 Micha Kaufman
FirstName LastNameMicha Kaufman
Fiverr International Ltd.
Comapany2019
March 28, NameFiverr International Ltd.
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FirstName LastName
2. We note your response to prior comment 6 regarding the nature of transaction and service fees and the amount generated from each in the last two fiscal years. Please include this information in the registration statement. In addition, clarify whether the transaction and service fees are paid by the buyer, seller or both.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Buyer acquisition strategy, page 60

3. We note your response to our prior comment 3. Please also address the following:
           Clarify what the acronyms SEO and SEM stand for in your definition of performance marketing investments.
           Revise to explain that the marketing expenses used to calculate tROI exclude out of home advertising and describe the other excluded fixed costs. Explain why certain costs are excluded from your performance marketing investments
           and related tROI calculations.
           Clarify that the marketing expense used in this calculation is not the same as marketing expense determined under US GAAP for the purposes of income statement classification.
           Disclose whether there are any limitations on the use of the metric.
4. The chart presented on page 61 appears to compare the cumulative revenue for a specific cohort period to the performance marketing investments made during the initial cohort period. Please clarify whether any additional marketing costs are incurred in subsequent periods to maintain and grow the cohort group, and if so, explain how such costs are factored into your analysis. To the extent subsequent marketing costs are excluded from your analysis, please explain why.
Liquidity and Capital Resources, page 67

5. Your discussion of operating cash flows appears to be a recitation of changes disclosed on the consolidated statement of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to understand, the company s cash flows from operating activities. Refer to section IV.B of SEC Release 33-
         8350.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7

6. Please explain why the change in user funds is classified as an operating cash flow while the change in bank deposits is classified as an investing activity when both amounts relate to funds held from buyer prepayments. In your response, please address the following:

             How the agreement with the payment service provider would impact the classification of such funds as an operating cash outflow.
 Micha Kaufman
FirstName LastNameMicha Kaufman
Fiverr International Ltd.
Comapany2019
March 28, NameFiverr International Ltd.
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FirstName LastName
             How you determined the classification for the change in user accounts as an operating cash flow.
             Specifically address whether you have any contractual obligations to remit the user funds to satisfy the buyers purchase or sellers fees and if so, how that factored into your classification within the statement of cash flows.

         Please provide the guidance considered in ASC 230 that supports the classification for each of the user funds, bank deposits and user accounts.
p. User funds and user accounts, page F-13

7. We note your response to our prior comment 11. Given the nature of the funds, please clarify why your stated intent would be different in fiscal 2018 after you entered into an arrangement with an existing payment service provider to hold buyer funds than it was in fiscal 2017. In this regard, please explain further why you did not also reclassify amounts paid by buyers in fiscal 2017 to the "user funds" line item.
Note 11: - Shareholder's equity, page F-24

8. Please reconcile your statement on page F-16 that protected ordinary shares do not have any participation rights and as such, the two class method of earnings per share is not required with your statement here that protected ordinary shares participate in dividends.
         Also, tell us why the protected ordinary shares are not included in your weighted average shares used to calculated basic earnings per share. We may have further comment on your presentation of pro forma earnings per share after reviewing your response.
9. Please revise to disclose all conversion or other liquidation terms or rights enjoyed by the protected ordinary shares. For example, we note your disclosure on page F-8 that all the protected ordinary shares will automatically convert upon the closing of your IPO. Refer to ASC 505-10-50-3 and 6.
10. Please provide us with a breakdown of the sales of ordinary shares in the secondary market and include the date of each transaction, the price paid and the fair value of your ordinary shares at such time. Also, tell us whether the existing investor who purchased such shares is considered a related party.
General

11. You state in your response to prior comment 15 that revenues from sellers in Sudan while the comprehensive sanctions program was in place were immaterial. Please address for us the approximate amount, and materiality, of revenues from such sellers during fiscal 2018 and the preceding and subsequent interim fiscal periods. Also, in light of your past and possible future dealings with persons in Sudan, please address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies with operations associated with U.S.-designated state sponsors
 Micha Kaufman
Fiverr International Ltd.
March 28, 2019
Page 4
       of terrorism.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.




                                                            Sincerely,

FirstName LastNameMicha Kaufman                             Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameFiverr International Ltd.
                                                            and Services
March 28, 2019 Page 4
cc:       Marc D. Jaffe
FirstName LastName